Exhibit 99.1

Niu Technologies Provides Fourth Quarter 2021 Sales Volume Update

BEIJING, China, January 4, 2022 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today provides its sales volume results for the fourth quarter 2021.

	4Q 2021	4Q 2020	Year 2021	Year 2020
China Market	205,239	137,586	988,023	572,154
International Markets	32,949	12,879	49,891	29,498
Total	238,188	150,465	1,037,914	601,652

In the fourth quarter of 2021, NIU sold 238,188 units, including e-motorcycles, e-mopeds, kick-scooters and e-bikes, representing a 58.3% year-over-year growth. The number of units sold in China market reached 205,239, representing a 49.2% year-over-year growth. The number of units sold in the international markets was 32,949, representing an increase of 155.8% year-over-year. The volume is compared on a year-over-year basis instead of on a quarter-over-quarter basis due to strong seasonality in the e-scooter market.

The growth in China market was mainly driven by retail network expansion. The Company continued fast retail network expansion and added 422 new stores in China during the fourth quarter 2021. There were 3,108 NIU stores in China at the end of 2021. Out of the total sales volume in the fourth quarter 2021, the entry models (G0, F0 and C0), having lower sales price and gross margin compared with other models being sold in China market, represented only 20.7%.

The robust growth in the international markets was mainly driven by strong demand for newly rolled out advanced e-motorcycles and accretionary kick-scooters. During the fourth quarter 2021, the sales volume of e-motorcycles and e-mopeds in the international markets reached 17,905, increasing by 39.2% year-over-year. Furthermore, the Company delivered 14,916 units of kick-scooters to Europe and United States in the fourth quarter 2021. The kick-scooters have lower sales prices compared with other products sold in the international markets.

In full year 2021, the Company sold approximately 1,037,914 units, representing a 72.5% year-over-year growth. The number of units sold in China market and international markets reached 988,023 and 49,891, respectively.

Our sales volume count disclosed above is based on the delivery from our manufacturing facility, which may vary slightly from the sales volume measured from a financial accounting and reporting point of view. NIU’s sales volume represents only one measure of the company’s financial performance and should not be relied upon as an indicator of quarterly financial results, which depend on a variety of factors, including revenues from accessories, spare parts and services, cost of sales, operating expenses, etc.

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, scooters, bicycles and kick-scooters. NIU has a product portfolio consisting of eight series, four electric scooter series, including NQi, MQi, UQi and Gova, two urban commuter electric motorcycle series RQi and TQi, a performance electric bicycle series, NIU Aero, and an electric kick-scooter series, KQi. Different series of products address the needs of different segments of modern urban residents and resolve the demands of different scenarios of urban travel, while being united through a common design language that emphasizes style, freedom and technology. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to offer the products and services. For more information, please visit www.niu.com.

Safe Harbor Statement

This press release contains statements that may constitute forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Niu Technologies

Jason Yang

Investor Relations Manager

E-mail: ir@niu.com